Exhibit 12.1

Statement of Computation of Ratios

	For the Year Ended December 31,				Period from February 16, 2010 (Commencement of Operations) to
Earnings	2012		2011		December 31, 2010
Income (loss) from continuing operations	$(1,022)		$(4,788)		$(5,699)
Add:
Fixed charges	5,531		2,648		554
Total Earnings	$4,509		$(2,140)		$(5,145)

Fixed Charges
Add:
Interest Expensed	$5,472		$2,612		$524
Estimate of the Interest within rental expense	59		36		30
Total Fixed Charges	5,531		2,648		554
Preferred stock dividends	1,604		-		-
Combined Fixed Charges and Preferred Stock Dividends	$7,135		$2,648		$554

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	0.63	(1)	-	(1)	-	(1)

(1) Fixed charges exceed earnings by $1.0 million, $4.8 million and $5.7 million for the years ended December 31, 2012 and 2011 and for the period from February 16, 2010 (Commencement of Operations) to December 31, 2010.